December 12, 2017

Via EDGAR

Marc Thomas

Review Accountant

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Prosper Marketplace, Inc.
Prosper Funding LLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 20, 2017
Form 10-Q for the Fiscal Period Ended September 30, 2017
Filed November 13, 2017
File No. 333-204880

Dear Mr. Thomas,

Prosper Marketplace, Inc. and Prosper Funding LLC (collectively, the “Company”) received the comment letter (the “Letter”), dated November 28, 2017, regarding the above-referenced filings. In order to finalize the preparation of the Company’s response, the Company respectfully requests an extension until December 22, 2017 to respond to the Letter.

Thank you for your consideration. If you have any questions or concerns, please contact Keir Gumbs of Covington & Burling LLP at (202) 662-5500.

Sincerely,

/s/ Sachin Adarkar
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.

Prosper Marketplace, Inc. | 221 Main Street Suite 300, San Francisco, CA 94105 | T 415.593.5400 | www.prosper.com